Exhibit 12

Allegiant Travel Company

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratios)

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2012

Earnings:
Income before income taxes	$50,705	$55,252	$120,564	$103,332	$79,514	$101,195
Add: Fixed charges	6,800	7,153	6,313	5,007	9,746	8,374
Add: Amortization of capitalized Interest	9	-	-	-	-	55
Less: Interest capitalized	-	-	-	-	405	360
Less: Earnings (loss) from joint venture, net	457	96	(84)	14	9	56
Less: Pre-tax net loss attributable to noncontrolling interest	-	-	-	-	-	(93)
Total earnings	$57,057	$62,309	$126,961	$108,325	$88,846	$109,301

Fixed charges:
Interest expense (1)	$5,523	$5,411	$4,078	$2,522	$7,175	$6,529
Interest factor of operating lease expense (2)	1,277	1,742	2,735	2,986	2,845	1,845
Total fixed charges	$6,800	$7,153	$6,813	$5,508	$10,020	$8,374

Ratio of earnings to fixed charges (3)	8.39	8.71	18.71	19.76	8.89	13.05

(1)	Interest expense includes both expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.